Akerman Senterfitt

One Southeast Third Avenue

Suite 2500

Miami, FL 33131-1714

Tel: 305.374.5600

Fax: 305.374.5095

Dir: 305.982.5658

bradley.houser@akerman.com

July 25, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Mr. David R. Humphrey
Ms. Beverly A. Singleton

Re:	Brazil Fast Food Corp.
Item 4.01 Form 8-K
Filed July 10, 2012, as amended July 16, 2012
File No. 0-23278

Ladies and Gentlemen:

We are writing on behalf of our client, Brazil Fast Food Corp. (the “Company”), in connection with the letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 19, 2012 (the “Letter”), regarding the Current Report on Form 8-K, File No. 0-23278, filed by the Company with the Commission on July 10, 2012, as amended by the Company on July 16, 2012. The Company is currently in the process of preparing its response to the Letter. Pursuant to our telephone conversation with Beverly A. Singleton on July 24, 2012, we hereby request a ten (10) business-day extension to the deadline for the Company to furnish the Staff with a response to the Letter. Accordingly, we request that the Company be allowed to furnish the Staff with a response to the Letter on or before August 9, 2012.

Sincerely, AKERMAN SENTERFITT
/s/ Bradley D. Houser

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